# DC Brau Brewing Company, LLC

## Profit and Loss
### January - July, 2021

|  | TOTAL |
|---|---:|
| **Income** | |
|   Beer Transfer/Buybacks | -316,767.82 |
|   CC Tip Income | -102.80 |
|   Contract Revenue | 219,550.02 |
|   Misc Income | 120.00 |
|   Rental Income | 24,516.61 |
|   Sales | 60,390.01 |
|    Keg Sales | 392,845.75 |
|    Packaged Sales | 1,743,531.72 |
|    Retail - Event Income | 500.00 |
|    Retail Sales - Beer | -936.69 |
|     Beer for Off-Site Consumption | 163,518.44 |
|     Beer for On-Site Consumption | 26,050.20 |
|   **Total Retail Sales - Beer** | **188,631.95** |
|    Retail Sales - Merchandise | 10,200.51 |
|    Retail Sales - Sodas | 541.00 |
|    Square Sales | -15,250.90 |
|   **Total Sales** | **2,381,390.04** |
|   Square Discounts Given | -37,620.50 |
|   Surcharges | 18,348.01 |
| **Total Income** | **$2,289,433.56** |
| **Cost of Goods Sold** | |
|   Cost of Goods Sold | 748,843.21 |
|    Excise Tax | 31,190.20 |
|    Freight Costs | 11,756.82 |
|    Hops | 5,443.66 |
|    Inventory Adjustment | 43,735.36 |
|    Merchandise COGS | 3,509.54 |
|    Packaging | 901.54 |
|    Taproom Transfer | 31,753.31 |
|    WIP Loss | 35,563.75 |
|    Yeast | 22,166.12 |
|   **Total Cost of Goods Sold** | **934,863.51** |
| **Total Cost of Goods Sold** | **$934,863.51** |
| **GROSS PROFIT** | **$1,354,570.05** |
| **Expenses** | |
|   Accounting fees | 28,450.00 |
|   Advertising and Promotion | 34,801.85 |
|    Client Support | 3,097.02 |
|   **Total Advertising and Promotion** | **37,898.87** |

# DC Brau Brewing Company, LLC

## Profit and Loss
### January - July, 2021

| | TOTAL |
|---|---|
| Bank Service Charges | 104.49 |
| Brewery Expense | 52,507.75 |
| Brewery Supplies | 57,563.49 |
| Business Licenses and Permits | 7,744.81 |
| Cash Over/Under | -269.18 |
| Computer Expense | 20,729.73 |
| Credit Card Processing Fees | 738.07 |
| Square Fees | 5,465.37 |
| **Total Credit Card Processing Fees** | **6,203.44** |
| Donation | 2,203.83 |
| Dues and Memberships | 9,533.88 |
| Employee Relations | 230.00 |
| Equipment Rental | 44,440.74 |
| Event Expense | 697.90 |
| Gas | 27,143.73 |
| Insurance Expense | 1,022.03 |
| Health Insurance | 53,189.04 |
| **Total Insurance Expense** | **54,211.07** |
| Legal Fees | 160.25 |
| Licenses | 120.00 |
| Meals | 3,466.46 |
| Account Interest | 203.41 |
| Account Support | 159.56 |
| **Total Meals** | **3,829.43** |
| Office Cleaning | 7,020.00 |
| Office Expenses | 6,809.78 |
| Office Rent | 236,537.07 |
| PayPal Fees | 105.99 |
| Payroll Expenses | 250.27 |
| Accounts Mgmt & Events Wages | 73,236.46 |
| Accrued Payroll Tax | 2,192.17 |
| Accrued Wages - Owners | 26,507.69 |
| Administrative Wages Expense | 53,538.29 |
| Commissions | 14,978.53 |
| DC Paid Family Leave Tax | 3,618.09 |
| Federal Unemployement | 1,122.81 |
| Owner Wages | 162,667.37 |
| Payroll Processing Fees | 4,553.83 |
| Payroll Tax (SS/MCare) ER | 47,410.65 |
| Payroll Taxes - W/C | 5,131.45 |
| Production Wages | 265,862.24 |

# DC Brau Brewing Company, LLC

## Profit and Loss

### January - July, 2021

|  | TOTAL |
|---|---|
| Retail & Sales Wages | 33,278.56 |
| SIMPLE IRA Expenses | 16,728.82 |
| SUTA Tax | 4,653.46 |
| **Total Payroll Expenses** | **715,730.69** |
| Pest Control | 1,903.15 |
| Postage and Delivery | 7,735.38 |
| Power | 32,548.74 |
| Professional Fees | 300.00 |
| QuickBooks Payments Fees | 414.03 |
| Repairs and Maintenance | 59,621.29 |
| Research and Development | 52.55 |
| Security | 2,719.81 |
| Square Fees | 979.78 |
| Taproom Expense | 4,791.63 |
| Taxes - Other | 3,370.51 |
| Real Estate Tax | 36,146.06 |
| **Total Taxes - Other** | **39,516.57** |
| Telephone Expense | 7,595.25 |
| Trash Removal | 10,491.01 |
| Travel Expense | 707.18 |
| Gas/Parking | 2,592.77 |
| **Total Travel Expense** | **3,299.95** |
| Water | 29,326.73 |
| Water - Landlord Reimbursement | 4,092.78 |
| **Total Water** | **33,419.51** |
| **Total Expenses** | **$1,525,096.41** |
| NET OPERATING INCOME | $ -170,526.36 |
| Other Income |  |
| Grant Income | 4,711.00 |
| Interest Forgiven re Covid | 18,000.00 |
| Non-Taxable Other Income |  |
| PPP Forgiveness Income | 223,700.00 |
| **Total Non-Taxable Other Income** | **223,700.00** |
| Other Miscellaneous Income | 116.48 |
| PPP CARES Payroll Credits | 57,990.14 |
| **Total Other Income** | **$304,517.62** |
| Other Expenses |  |
| Amortization Expense | 3,545.37 |
| Ask My Accountant | -1,000.00 |
| Depreciation Expense | 153,719.94 |

# DC Brau Brewing Company, LLC

## Profit and Loss

January - July, 2021

| | TOTAL |
|---|---|
| Interest Expense | 85,312.51 |
| **Total Other Expenses** | **$241,577.82** |
| NET OTHER INCOME | **$62,939.80** |
| NET INCOME | **$ -107,586.56** |